UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
1040 Mount Vernon Plaza LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 6, 2025

Physical address of issuer
Previous filing had 30 W Monroe St Suite 510, Chicago IL 60603 but we since moved effective March 1, 2026 to 1 S. Dearborn, 21st Floor, Chicago, IL 60603

Website of issuer
N/A

Current number of employees
0

Filer EDGAR CIK

0002087562

Filer EDGAR CCC
O0k9#m@c

Submission Contact Person Information

Name
Lyneir Richardson and William McIntosh

Phone Number
(312) 339-1174

Email Address
lrichardson@chicagotrend.com

Notification Email Address
tcraig@chicagotrend.com

Signatories

Name
Lyneir Richardson

Signature

Title
CEO & Cofounder of the Manager, Chicago TREND Corporation

Email
lrichardson@chicagotrend.com

Date
April 30, 2026